My Local Token



A digital currency for Main Street

My Local Token (MLT) replaces disposable gift cards and antiquated loyalty programs with a blockchain-powered community currency, sponsored by a local implementation partner and running on a digital platform administered by Traipse PBC. The currency may be accepted by participating merchants at point-of-sale or as a charitable contribution to local organizations. MLT is interoperable across communities, creating a payments ecosystem for the "shop local" movement.

What is the use case?

The appeal of implementing a community currency derives from its visibility, novelty, and usefulness as a platform for promoting local businesses through advertising and incentives. Chain restaurants and retailers have been rolling out proprietary loyalty and payment platforms for years, while independent merchants continue to stamp paper cards for each burrito purchased. MLT offers a white-label digital solution for a small business while connecting its customers to an entire ecosystem of local commerce.

Reimagining gift cards for the blockchain era

Cryptocurrency enables anyone, anywhere to "tokenize" their economy. It is the perfect vehicle to enable a community organization to issue prepaid credits to mimic a multi-merchant gift card with functionality a physical card could never provide. MLT empowers merchants to seamlessly build their customer loyalty programs on top of this community currency to encourage and facilitate local commerce. Unlike free-floating cryptocurrencies, MLT is a "stablecoin" pegged to the U.S. dollar, guaranteeing a reliable store of value and medium of exchange.

Revenue streams

Similar to accepting cash as payment, the merchant does not incur a fee for processing a sale in MLT. This is crucial to adoption and scaling of a community currency. A guiding principle for all revenue streams is to deliver exceptional value to stakeholders, in order to encourage rapid and widespread adoption by local partners, businesses and consumers.

- ➔ Administrative fees paid by local implementation partners
- ➔ Transaction fees on merchant redemptions (MLT→USD)
- ➔ Transaction fees on user redemptions (MLT→USD)
- ➔ Commissions on charitable contributions
- ➔ Advertising sales
- ➔ Agreements with complementor organizations